Filed by Roadway Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Roadway Corporation

Commission File No.: 333-108081

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On October 17, 2003, Yellow Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission, or SEC, in connection with the proposed merger transaction with Roadway Corporation that contains a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Yellow and Roadway are urged to read the definitive joint proxy statement/prospectus filed with the SEC on October 17, 2003 and any other relevant materials filed by Yellow or Roadway with the SEC because they contain, or will contain, important information about Yellow, Roadway and the transaction. The definitive joint proxy statement/prospectus was sent to the security holders of Yellow and Roadway as of October 16, 2003, on or about October 20, 2003, seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other documents filed by Yellow and Roadway with the SEC, at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained by requesting them in writing from Yellow (or by telephone from Yellow at (913) 696-6100), or by requesting them in writing from Roadway (or by telephone from Roadway at (330) 384-1717). Yellow and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Yellow’s officers and directors in the transaction, if any, is included in the definitive joint proxy statement/prospectus. Roadway and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Roadway’s officers and directors in the transaction, if any, is included in the definitive joint proxy statement/prospectus.

The following information regarding a toll-free number available to stockholders in connection with the proposed merger transaction was posted to each of Roadway Corporation’s and Roadway Express, Inc.’s websites on November 3, 2003:

Toll-Free Number with Roadway Merger Information

As mentioned on page 3 of the joint proxy statement/prospectus relating to the proposed merger of Roadway Corporation with and into Yellow Corporation (filed by Yellow Corporation with the Securities and Exchange Commission on October 17, 2003), we are providing a toll-free number that will indicate each business day what the 20-trading-day average would have been if that particular day had been the closing date. The toll-free number also indicates what the exchange ratio would have been based on that 20-trading-day average. Please call 1-866-534-7292 to access this information, which is updated each business day.

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